FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

ANNUAL REPORT

of

FEDERATIVE

REPUBLIC OF BRAZIL

(Name of Registrant)

Date of end of last fiscal year: December 31, 2009

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission

Mauro Luiz Iecker Vieira

Ambassador of Brazil

Embassy of Brazil

3006 Massachusetts Avenue, N.W.

Washington, D.C. 20008

*	The Registrant is filing this annual report on a voluntary basis.

EXPLANATORY NOTE

The sole purpose of this Amendment is to file with the Commission Amendment No. 4, dated as of August 31, 2011, to the Fiscal Agency Agreement dated as of November 1, 1996, as amended, between the Federative Republic of Brazil and The Bank of New York Mellon, as Fiscal Agent, included as Exhibit O hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Brasília, Brazil on the 31st day of August, 2011.

FEDERATIVE REPUBLIC OF BRAZIL

By:	/s/ Sonia de Almendra Freitas Portella Nunes
Sonia de Almendra Freitas Portella Nunes Attorney of the National Treasury

EXHIBIT INDEX

Exhibit No.	Page No.

A: None

B: None

*C: Copy of the 2010 Annual Budget of the Republic (in Portuguese)—filed by paper filing under cover of Form SE

*D: Current Description of the Republic

*E: Recent Developments in the Republic as of September 14, 2010

*F: Opinion dated September 21, 2010 of Arnold & Porter LLP relating to U.S.$550,000,000 aggregate principal amount of 5.625% Global Bonds due 2041

*G: Opinion dated September 21, 2010 of the Deputy Attorney General of the National Treasury of the Republic relating to U.S.$550,000,000 aggregate principal amount of 5.625% Global Bonds due 2041

*H: Recent Developments in the Republic as of October 20, 2010

*I: Opinion dated October 27, 2010 of Arnold & Porter LLP relating to R$1,100,000,000 aggregate principal amount of 10.25% Global BRL Bonds due 2028

*J: Opinion dated October 27, 2010 of the Deputy Attorney General of the National Treasury of the Republic relating to R$1,100,000,000 aggregate principal amount of 10.25% Global BRL Bonds due 2028

*K: Recent Developments in the Republic as of July 7, 2011

*L: Opinion dated July 14, 2011 of Arnold & Porter LLP relating to U.S.$550,000,000 aggregate principal amount of 4.875% Global Bonds due 2021

*M: Opinion dated July 14, 2011 of the Deputy Attorney General of the National Treasury of the Republic relating to U.S.$550,000,000 aggregate principal amount of 4.875% Global Bonds due 2021

*N: Underwriting Agreement, dated July 7, 2011, between the Republic, Goldman, Sachs & Co. and Santander Investment Securities Inc.

O: Amendment No. 4 to the Fiscal Agency Agreement dated as of November 1, 1996, as amended, between the Federative Republic of Brazil and The Bank of New York Mellon, as Fiscal Agent

*	Previously filed.